Exhibit (d)(5)(vii)

AMENDMENT NO. 3

TO THE AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Amended and Restated Investment Advisory Agreement (“Amendment No. 3”), dated as of July 25, 2005, between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or the “Manager”) and Massachusetts Financial Services Company (dba MFS Investment Management), a Delaware corporation (the “Adviser”).

AXA Equitable and the Adviser agree to modify the Amended and Restated Investment Advisory Agreement, dated as of July 10, 2002 and as amended by Amendment No. 1, dated November 22, 2002 and Amendment No. 2, dated August 31, 2003 (together the “Agreement”) as follows:

1. AXA Equitable hereby appoints the Adviser as the investment adviser of the EQ/International Growth Portfolio (“International Portfolio”), formerly known as the EQ/Enterprise International Growth Portfolio.

2. Portfolios. AXA Equitable hereby reaffirms its appointment of the Adviser as the investment adviser for the EQ/MFS Emerging Growth Companies Portfolio and the EQ/MFS Investors Trust Portfolio on the terms and conditions set forth in the Agreement.

3. Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first above set forth.

AXA EQUITABLE LIFE INSURANCE COMPANY		MASSACHUSETTS FINANCIAL SERVICES CORPORATION

By:	/s/ Steven M. Joenk	By:	/s/ Jeffrey N. Carp
	Steven M. Joenk		Jeffrey N. Carp
	Senior Vice President		Executive Vice President

APPENDIX A

AMENDMENT NO. 3 TO THE

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

Portfolios	Advisory Fee
EQ/MFS Emerging Growth Companies Portfolio*	0.35% of the Portfolio’s average daily net assets up to and including $500 million; 0.30% of the Portfolio’s average daily net assets on the next $1 billion of the Portfolio’s average daily net assets and 0.25% of the Portfolio’s average daily net assets over $1.5 billion.

EQ/MFS Investors Trust Portfolio	0.35% of the Portfolio’s average daily net assets up to and including $500 million; 0.30% of the Portfolio’s average daily net assets on the next $1 billion of the Portfolio’s average daily net assets and 0.25% of the Portfolio’s average daily net assets over $1.5 billion.

EQ/International Growth Portfolio	0.45% of the Portfolio’s average daily net assets up to and including $500 million; 0.40% of the Portfolio’s average daily net assets in excess of $500 million and up to $1 billion; 0.375% of the Portfolio’s average daily net assets in excess of $1 billion and up to and including $2 billion; and 0.35% of the Portfolio’s average daily net assets over $2 billion.

*	For purposes of calculating the advisory fee for the EQ/MFS Emerging Growth Companies Portfolio, the total net assets of the Portfolio will be aggregated with those of the AXA Premier VIP Aggressive Equity Portfolio allocated to MFS (“MFS Allocated Portion”).